EXHIBIT 99.1

Equinox Gold Reports Premier Gold Securityholder Approval of Acquisition

VANCOUVER, BC, Feb. 23, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that shareholders and optionholders of Premier Gold Mines Limited (TSX: PG) (OTCPK: PIRGF) ("Premier") earlier today voted 99.9% to approve the acquisition by Equinox Gold of all of the issued and outstanding common shares of Premier by way of a statutory plan of arrangement previously announced on December 16, 2020 (the "Transaction").

On closing of the Transaction, Premier shareholders will receive 0.1967 of an Equinox Gold share for each Premier share held, such that existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis. The Transaction is expected to close in March subject to certain regulatory approvals and other customary closing conditions.

By approving the Transaction, Premier securityholders also approved the spin-out to Equinox Gold and Premier shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp. ("i-80 Gold") that will own Premier's existing Nevada assets. Upon completion of the Transaction and prior to giving effect to the issuance of any i-80 Gold shares in connection with any equity financing or acquisition to be completed by i-80 Gold, Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively.

Equinox Gold will retain Premier's interest in the world-class Hardrock Project in Ontario, the Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza properties in Red Lake, Ontario.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation, collectively "forward-looking statement". Forward-looking statements and forward-looking information in this news release relate to, among other things: the timing of closing of the Transaction, and the percent ownership of both Equinox Gold and i-80 Gold following closing of the Transaction. Forward-looking statements or information generally identified by the use of the words "will", "expected", "subject to", and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. As well, forward-looking statements may relate to future outlook and anticipated events, such as the satisfaction of the conditions precedent to the Transaction, and the consummation and timing to complete the Transaction. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in Premier's information circular dated January 25, 2021 for its special meeting of shareholders and optionholders, which is available on SEDAR at www.sedar.com; in Equinox Gold's MD&A dated February 28, 2020 and in its Annual Information Form dated May 13, 2020, both for the year ended December 31, 2019, and in its MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar; and in Premier's MD&A dated March 4, 2020 and its Annual Information Form dated March 30, 2020, both for the year ended December 31, 2019, which are available on SEDAR at www.sedar.com. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-reports-premier-gold-securityholder-approval-of-acquisition-301233944.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2021/23/c8138.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:42e 23-FEB-21